Exhibit 99.1

Alterity Therapeutics filed Form 20-F

and XBRL data with the SEC

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – September 2nd, 2019. Alterity Therapeutics Limited, (formerly Prana Biotechnology Limited) (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) has announced that it has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended June 30, 2019 with the US Securities and Exchange Commission (the SEC). The annual report is available on the company website (https://alteritytherapeutics.com/investor-centre/). Shareholders may receive a hard copy of the annual report free of charge upon request.

The Company has also filed the XBRL interactive data with the SEC, which is available via the company website at https://alteritytherapeutics.com/investor-centre/news/2019/09/02/xbrl-30-june-2019-filed-with-the-sec/

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@buchanwe.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com